Advanced Series Trust
Gateway Center Three
Fourth Floor
100 Mulberry Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

April 17, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mr. Patrick Scott

Re: Advanced Series Trust: Form N-1A

Post-Effective Amendment No. 121 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 123 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 033-24962

Investment Company Act No. 811-05186

Dear Ms. Samuels:

We filed through EDGAR on January 31, 2014 on behalf of AST BlackRock Multi-Asset Income Portfolio (the “BlackRock Portfolio), AST FQ Absolute Return Currency Portfolio (the “FQ Portfolio”), AST Franklin Templeton K2 Global Absolute Return Portfolio (the “Franklin Portfolio”), AST Goldman Sachs Global Growth Allocation Portfolio (the “GS Global Portfolio”), AST Goldman Sachs Strategic Income Portfolio (the “GS Strategic Portfolio”), AST Jennison Global Infrastructure Portfolio (the “Jennison Portfolio”), AST Legg Mason Diversified Growth Portfolio (the “Legg Mason Portfolio”), AST Managed Equity Portfolio (the “Managed Equity Portfolio”), AST Managed Fixed-Income Portfolio (the “Managed Fixed Income Portfolio”), AST Prudential Flexible Multi-Strategy Portfolio (the “Prudential Portfolio”), and AST T. Rowe Price Diversified Real Growth Portfolio (the Diversified Portfolio”) (each a Portfolio, and collectively, the “Portfolios”), each a series of Advanced Series Trust (the “Trust” or “Registrant”), Post-Effective Amendment No. 120 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 122 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(2) under the 1933 Act solely for the purpose of adding new series to the Trust.

This letter responds to the Staff’s comments on the Amendment that you conveyed by telephone on March 18, 2014. For your convenience, a summary of the Staff’s comments is included herein and the Portfolios’ responses are keyed accordingly, as set forth below. The responses will be included in Post Effective Amendment No. 121 to the Registrant’s registration statement to be filed under Rule 485(b) with effectiveness designated for April 16, 2014.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment.  The Commission Staff’s comments and the Registrant’s proposed responses are set forth below.

GENERAL

1.         Comment: Please note that all comments provided apply to all Portfolios, unless otherwise indicated.

Response: The Registrant confirms that comments, as applicable, have been applied to each Portfolio.

2.         Comment: Please confirm that all bracketed information will be confirmed in the Amendment and that all required information that was omitted will be included in the Amendment.

Response: The Registrant confirms that all bracketed information has been confirmed and/or completed and that all required omitted information will also be included.

PROSPECTUS

3. Comment: Please ensure that the principal risks noted for each Portfolio correspond with its principal strategies.

Response: The Registrant confirms that it has reviewed the principal strategies and risk disclosures and, in the Registrant’s opinion, the principal risks correspond with the principal strategies for each Portfolio.

4.  Certain of the Portfolios’ principal investment strategies indicate that the Portfolio may invest in derivative instruments. Please confirm that such disclosure is consistent with the Staff guidance set forth in the “Miller Letter” to the Investment Company Institute (“ICI”) dated July 30, 2010.

Response: The Registrant hereby confirms that the disclosure is, in its view, consistent with the Staff guidance set forth in the Miller Letter to the ICI.

5.         Comment: Please review the summary section for the BlackRock Portfolio under the heading “Principal Investment Strategies” as a word is missing from the last sentence of the first paragraph.

Response: The “Principal Investment Strategies” section in the BlackRock Portfolio summary section has been revised to reflect the correct language.

6.        Comment: For each Portfolio that uses the word “Global” in its name, please confirm in the prospectus how portfolio will invest in accordance with Staff guidance regarding the use of the word Global in the name of the Portfolio.

Response: The Registrant hereby confirms that clarifying disclosure has been added for each Portfolio that uses the word “Global” in its name. The Registrant believes that such disclosure is consistent with prior Staff guidance regarding the use of the word “global” in the name of a registrant.

7. Comment: Please complete the table in the “Principal Investment Strategies” section and in the “More Detailed Information About How the Portfolios Invest.”

Response: The Registrant confirms that the referenced table has been completed and that the strategies noted have been described.

8. Comment: Please include examples of the types of derivative instruments that will be used for Portfolios that will invest in derivatives.

Response: The Registrant confirms that disclosure has been added to the Portfolios that includes a non-exhaustive list of examples of the types of derivative instruments that will be used by each relevant Portfolio.

9. Comment: In the “More Detailed Information About How the Portfolios Invest” section of the prospectus, please note, if applicable, that the investment objective may be changed without shareholder approval.

Response: The Registrant notes that the following disclosure may be found in the section entitled “More Detailed Information About How the Portfolios Invest – Introduction”:

Unless otherwise stated, each Portfolio’s investment objective is a non-fundamental investment policy and, therefore, may be changed by the Board of Trustees of the Trust (the Board) without shareholder approval.

Accordingly, no changes have been made based on the Staff’s comment.

10. Comment: Please remove any duplicate disclosure included in the “Investment Subadvisers” section found on pages 86-88 of the prospectus.

Response: In response to the Staff’s comments, duplicative disclosure has been removed from the referenced section.

11. Comment: For Portfolios that note that they invest in high yield bonds, please confirm for these are also noted to be “junk bonds.”

Response: In response to the Staff’s comments, the Registrant confirms that high yield bonds are also noted to be junk bonds.

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The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) the Staff’s comments or the Registrant’s changes to disclosure in a filing reviewed by the Staff in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (973) 367-1495 with any questions.

Sincerely yours,

/s/ Kathleen DeNicholas
Kathleen DeNicholas,
Assistant Secretary of Advanced Series Trust